Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Proxy Statement of C.R. Bard, Inc. that is made a part of the Registration Statement (Form S-4) and related Prospectus of Becton, Dickinson and Company for the registration of 42,448,200 shares of its common stock, and to the incorporation by reference therein of our reports dated November 23, 2016, with respect to the consolidated financial statements of Becton, Dickinson and Company, and the effectiveness of internal control over financial reporting of Becton, Dickinson and Company, included in its Annual Report (Form 10-K) for the year ended September 30, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

May 22, 2017